Exhibit 99.129

Canopy Growth Enters Agreement to Acquire Outstanding Shares of Research Arm Canopy Health Innovations

May 15, 2018

Smiths Falls & Toronto, ON — Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) and Canopy Health Innovations Inc. (“Canopy Health” or “CHI”) are pleased to announce that, together with CHI’s subsidiary, Canopy Animal Health Inc. (“Canopy Animal Health”), they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Canopy Growth will acquire all of its unowned interest in CHI and Canopy Animal Health, bringing its affiliated research arm fully into the broader Canopy Growth family.

“Canopy Health has over-achieved in its mandate to create value and intellectual property (IP) relating to medical cannabis applications. By combining its IP with Canopy’s production and advanced manufacturing platform we aim to advance speed to market of medical cannabis products,” said Bruce Linton, Chairman & CEO, Canopy Growth and Chairman, Canopy Health. “Bringing CHI fully under the Canopy banner at this time and at this price reflects the value of CHI’s existing assets and takes into account the upstream value creation Canopy Growth is uniquely capable of layering on.”

Canopy Growth has built the world’s leading ecosystem of cannabis product development, research, and international sales channels, all while serving the largest medical patient base in Canada. Incorporating CHI into this ecosystem as a wholly-owned subsidiary will increase efficiencies and unlock the full potential of CHI’s significant IP portfolio including 39 patent applications filed with the United States Patent Trade Office, as it complements Canopy Growth’s broader efforts to develop, perfect, and market commercializable cannabis medicines in federally regulated jurisdictions around the world.

In addition to its IP portfolio, CHI has established a strong partnership with leading researchers around the world, including a partnership with the world-renowned Oxford based Beckley Foundation to create Beckley Canopy Therapeutics.

“In a very short timeframe CHI has built a diversified business focused on unlocking the therapeutic and commercial potential of cannabis for both humans and animals. Through our Canopy Animal Health subsidiary we’ve laid the foundation for a distinct and underserved high margin category. With our strong focus on IP and quality science, CHI continues to make significant progress in its mandate to advance cannabis therapies into the medical mainstream. The CHI team is excited to continue pursuing our shared vision with the added depth and resources available through Canopy Growth,” said Marc Wayne, President and CEO, Canopy Health.

The CHI management team will remain in place to continue pursuing IP protection, clinical work, and product formulation for both human and animal cannabinoid programs alongside Canopy Growth’s team.

Pursuant to the Arrangement Agreement, shareholders of CHI (other than Canopy Growth) will receive 0.3790 common shares of the Company for each common share of CHI held (the “Exchange Ratio”). In addition, Canopy Growth will issue options to purchase common shares of Canopy Growth in exchange for options previously issued by CHI and Canopy Animal Health, based on the Exchange Ratio. In the aggregate, Canopy Growth will issue 3,037,771 common shares, having a value of $91,573,637 (based on the 5-day volume weighted average price of Canopy Growth’s common shares on the TSX as of May 11, 2018 (the “5-day VWAP)), along with options having an aggregate “in-the-money” value of $9,688,193 (based on the 5-day VWAP) for aggregate transaction consideration of $101,261,730. ..

The transaction will be undertaken by way of a plan of arrangement and is subject to a number of customary conditions including the approval of the Ontario Superiour Court, CHI shareholders and the Toronto Stock Exchange. The transaction is anticipated to close on or before July 31, 2018.

INFOR Financial Inc. acted as financial advisor to the special committee of Canopy Health and provided an opinion to the special committee that subject to the assumptions, qualifications and limitations contained in such opinion, the consideration to be received by the shareholders of CHI pursuant to the arrangement agreement is fair, from a financial point of view, to the shareholders of CHI other than Canopy Growth and its related parties.

Eight Capital acted as financial advisor to the Board of Directors of Canopy Growth and provided a fairness opinion stating that in its opinion, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Canopy Growth.

The proposed acquisition is a “related party transaction” as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of the Company being a control person of CHI and due to the fact that four directors and a senior officer of the Company, namely Bruce Linton, Chris Schnarr, Murray Goldman, John Bell and Debbie Weinstein each directly or indirectly hold securities of CHI. However, the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 due to the fact that it is a “downstream transaction” as defined in MI 61-101 and due to the fact that the value of the transaction is less than 25% of Canopy Growth’s market capitalization. Steps were taken by the board of directors of Canopy Growth to address any conflicts of interest, including all board members who directly or indirectly hold securities in CHI abstaining from voting to approve the transaction.

Here’s to Future Growth (and a continued focus on leading the medical cannabis sector forward).

Contact:

Jordan Sinclair

Vice President, Communications & Media

Jordan@canopygrowth.com

+1-613-769-4196

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

+1-855-558-9333 ex 122

Director

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Information

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